July 19, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
 Washington, D.C. 20549

Re:	Touchstone Funds Group Trust (the “Trust”) Registration Statement on Form N-14 (File No. 333-218333)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned hereby requests that the effective date for Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 referenced above be accelerated so that it will become effective as of July 24, 2017 or as soon thereafter as practicable.

[Signature Page Follows]

Sincerely,

TOUCHSTONE FUNDS GROUP TRUST

By:	/s/ Jill T. McGruder
Name:	Jill T. McGruder
Title:	President